July 17, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Attn:	Tara Harkins
Kevin Kuhar
Jimmy McNamara
Alan Campbell

Re:	Graf Acquisition Corp. IV
Amendment No. 1 to Registration Statement on Form S-4
Filed June 26, 2023
File No. 333-271929

Dear Mr. McNamara:

On behalf of our client, Graf Acquisition Corp. IV, a Delaware corporation (the “Company” or “Graf”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 10, 2023 (the “Comment Letter”), with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-4, filed on June 26, 2023.

The Company has filed via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 2. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2.

Amendment No.1 to Registration Statement on Form S-4

Questions and Answers About the Business Combination and the Special Meeting, page 12

1.	We note your response to prior comment 23 and your disclosure on page 292 indicating that NKMAX would own a majority of your common stock following the Business Combination in the maximum redemption scenario. Please revise to add a Q&A reflecting the fact that NKMAX could own a majority of your common stock following the merger, including if redemptions exceed the maximum redemption scenario and the parties elect to close the Business Combination, and that you would therefore be a "controlled company" under NYSE rules, if true. In your Q&A and Summary disclosure, discuss (i) the consequences of potentially becoming a "controlled company" to your current stockholders, (ii) NKMAX's current intentions with respect to its shares of New NKGen common stock assuming the Business Combination is consummated and (iii) whether New NKGen will be contractually obligated to file a registration statement for the resale of its shares held by NKMAX following the Business Combination.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 18 and 36 of Amendment No. 2 to discuss the consequences of potentially becoming a “controlled company” and on page 18 of Amendment No. 2 to discuss NKMAX’s right to have its shares included in a resale registration statement. The Company respectfully advises the Staff that the Company does not possess any knowledge regarding NKMAX’s current intentions with respect to its shares of New NKGen’s common stock upon the consummation of the Business Combination; however, as disclosed on pages 6, 39 and 168 of Amendment No. 2, NKMAX has agreed not to transfer the shares of common stock held by NKMAX immediately following the closing of the Business Combination and the shares of common stock issuable to NKMAX upon the settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the closing of the Business Combination for a period of 180 days following the closing of the Business Combination.

What is NKGen?, page 12

2.	We note your response to prior comment 3 and revised disclosure, including your use of the term "Activity" and re-issue in part. Please limit your discussion of the performance of NKGen's SNK cells to objective results from NKGen's preclinical tests and clinical trials. Please tell us whether the term "Activity" is a commonly-used defined term in clinical trials involving the use of NK cells. To the extent this defined term is not used or defined as such by NKGen in its daily business, or is not commonly used or understood in NKGen's industry, please remove it from the prospectus.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that "Activity" is a commonly-used defined term in clinical trials involving the use of NK cells. The Company further advises the Staff that it has revised disclosure on pages 2, 12, 33, 230, 231, 236, 237, 238, 239, 240, 252, 257, 258, 259, 260 and 263 of Amendment No. 2 and added disclosure on pages 239 and 241 to present the objective results from NKGen's preclinical tests and clinical trials in its discussion of the performance of NKGen's SNK cells.

What will New NKGen's liquidity position be following the Closing?, page 19

3.	Please revise this Q&A to reflect your disclosure on page 76 indicating that New NKGen will be required to maintain a minimum cash balance of $15.0 million with East West Bank after the completion of the Business Combination and the consequences of stockholders if you fail to meet this requirement.

Please also revise to reflect your disclosure that the revolving line of credit with East West Bank is secured by all of NKGen's assets. Please disclose whether New NKGen's failure to maintain a cash balance of at least $15.0 million immediately following the Business Combination and payment of transaction expenses would constitute an event of default under the revolving line of credit that would allow East West Bank to proceed against New NKGen's assets.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 21, 79 and 292 of Amendment No. 2.

Business of NKGen

Pipeline, page 219

4.	We note that your pipeline table continues to include AFM24. However, your disclosure on page 239 indicates that your collaboration with Affimed has been discontinued. Please remove AFM24 from your pipeline table or advise.

Response: In response to the Staff’s comment, the Company has revised the pipeline table on page 234 of Amendment No. 2 to remove AFM24.

SNK01 in combination with target-based biologics, page 238

5.	Please revise this section to disclose why NKGen and Affimed discontinued their collaboration.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 256 and 257 of Amendment No. 2 to disclose why NKGen and Affimed discontinued their collaboration.

***

Please do not hesitate to contact Elliott Smith of White & Case LLP at (212) 819-7644 with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	James A. Graf, Graf Acquisition Corp. IV